Exhibit 99.1

Silvercorp Announces Filing of Form 40-F Annual Report and Updated Technical Report

Trading Symbol:                                                        TSX/NYSE American: SVM

VANCOUVER, BC, June 29, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) announces that it has today filed its Annual Report on Form 40-F for the fiscal year ended March 31, 2026, with the U.S. Securities and Exchange Commission. The Company has also filed an updated technical report for its El Domo copper-gold project in Ecuador.

The Form 40-F, which includes the Company's fiscal 2026 annual information form ("AIF"), annual audited consolidated financial statements, and management's discussion and analysis ("MD&A") is available on EDGAR at www.sec.gov.  The Company's fiscal 2026 AIF, annual audited consolidated financial statements, and MD&A have also been filed with the appropriate Canadian securities regulatory authorities and are available through SEDAR+ at www.sedarplus.ca. The Canadian and U.S. regulatory filings are also available on the Company's website at www.silvercorpmetals.com.  Printed copies of the documents are available, free of charge, to shareholders upon written request.

The Company also announces that it has filed an updated Technical Report (the "El Domo Technical Report") titled "Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador", prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects by SRK Consulting China Ltd. dated effective December 31, 2025. The Curipamba-El Domo Polymetallic Project is located in the provinces of Bolivar and Los Rios, Ecuador.

The El Domo Technical Report can be found on the Company's website at www.silvercorpmetals.com and under the Company's profile at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:05e 29-JUN-26